

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

G. William Beale
Chief Executive Officer
Union First Market Bankshares Corporation
1051 East Cary Street, Suite 1200
Richmond, Virginia 23219

Re: **Union First Market Bankshares Corporation**
Form 10-K for the Period Ended December 31, 2012
Filed March 13, 2013
File No. 000-20293

Dear Mr. Beale:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney